UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Applied Genetic Technologies Corporation

(Name of Subject Company)

Applied Genetic Technologies Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03820J 100

(CUSIP Number of Common Stock)

Susan B. Washer

President and Chief Executive Officer

Applied Genetic Technologies Corporation

14193 NW 119th Terrace, Suite 10

Alachua, Florida 32615

(386) 462-2204

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Stacie S. Aarestad Ryan M. Rourke Reed Foley Hoag LLP 155 Seaport Boulevard Boston, MA 02110 (617) 832-1000	Hope R. D’Oyley-Gay General Counsel Applied Genetic Technologies Corporation One Kendall Square, 1400W, Suite 14102 Cambridge, MA 02139 (617) 843-5728

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 26, 2022, by Applied Genetic Technologies Corporation (the “Company”), a Delaware corporation (together with the exhibits thereto and as it may be amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Alliance Acquisition Sub Inc., a Delaware corporation (the “Purchaser”), a wholly-owned subsidiary of Alliance Holdco Limited, a private limited company organized under the laws of England and Wales (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company. The Offer is disclosed in the Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Parent and Purchaser with the SEC on October 26, 2022, and is made upon the terms and subject to the conditions set forth in the related offer to purchase (as it may be amended and supplemented from time to time, the “Offer to Purchase”) and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and a form of the Letter of Transmittal were filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

Capitalized terms used but not otherwise defined in this Amendment No. 5 have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated by reference into this Amendment No. 5, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 5.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by the following immediately prior to the section captioned “Forward-Looking Statements”:

“On November 28, 2022, the Company issued a press release entitled “*FINAL REMINDER* AGTC Urges Shareholders to Tender Their Shares by November 28, 2022 *FINAL REMINDER*.” A copy of the press release is filed as Exhibit (a)(30) to this Schedule 14D-9 and is incorporated herein by reference.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(30)*	Press Release issued by the Company, dated November 28, 2022.

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 28, 2022	APPLIED GENETIC TECHNOLOGIES CORPORATION

	By:	/s/ Susan B. Washer
	Name:	Susan B. Washer
	Title:	President and Chief Executive Officer

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